Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
RREEF Property Trust, Inc.:

We consent to the use of our report dated March 14, 2014, with respect to the consolidated balance sheets of RREEF Property Trust, Inc. and subsidiaries as of December 31, 2013 and 2012, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2013, the related consolidated statements of stockholder’s equity and cash flows for the period February 7, 2012 (inception) through December 31, 2012, and the related financial statement schedule III included in Supplement No. 20 to the prospectus relating to this registration statement and to the reference to our firm under the heading “Experts” therein.

/s/ KPMG LLP
KPMG LLP
Dallas, Texas
March 17, 2014